UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2022

Commission File Number: 001-41080

THE VALENS COMPANY INC.

(Translation of registrant’s name into English)

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Valens Company Inc.
(Registrant)

Date: January 7, 2022	By:	/s/ Paul A. Kunynetz
Paul A. Kunynetz, Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Credit Agreement dated as of December 15, 2021 by and between The Valens Company Inc. and 2361380 Ontario Limited
99.2	Press Release dated December 16, 2021 entitled “The Valens Company Secures CAD$40 Million Term Loan”